Exhibit P-1

[LOGO]

                           DEPARTMENT OF THE TREASURY
                             WASHINGTON, D.C. 20220


                                  June 6, 2001

Thomas B. Reems, Esq.
LeBoeuf, Lamb, Greene & MacRae
1875 Connecticut Avenue, N.W.
Washington, D.C. 20009-5728

Re:  CFIUS Case 01-23: Emera, Inc. (Canada)/Bangor Hydro-Electric Company

Dear Mr. Reems

A letter dated May 7, 2001 informed the Committee on Foreign Investment in the United States ("CFIUS") of the proposed acquisition of all the issued and outstanding common shares of Bangor Hydro-Electric Company by Emera, Inc., a Canadian corporation

As you know, section 721 of the Defense Production Act authorizes the President or the President's designee to review certain mergers, acquisitions and takeovers which could result in foreign control of persons engaged in interstate commerce in the United States. Executive Order 12661, signed December 27, 1988, designates the Committee on Foreign Investment in the United States to receive notices and initiate investigations under section 721.

CFIUS has reviewed the information submitted to it regarding the proposed transaction. Based on this review, CFIUS has determined that there are no issues of national security sufficient to warrant an investigation under section 721. Therefore, I am writing as staff chairman of CFIUS to advise you that action under section 721 is concluded with respect to this transaction.

                                       Sincerely,



                                       /s/ Gay Hartwell Sills
                                       ----------------------
                                       Gay Hartwell Sills
                                       Director,
                                       Office of International Investment